UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

November 27, 2012 - Rosh Ha'ayin, Israel:

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL
RESULTS FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2012

o	Net Sales this quarter amounted to NIS 3,313 million, an increase of 2.6%.
o	Increase in cash flow from operating activities to NIS 156 million this quarter.
o	Increase in EBITDA[1] to NIS 143 million this quarter.

*	In the Commercial and Fueling sites: Taking efficacy measures and expanding the activity in the convenience stores sector despite the reduction of marketing margins in September 2011, resulted in operating profit of NIS 55.6 million similar to the operating profit in the corresponding quarter last year.
*	In the Supermarkets segment:
•	Same Store Sales decreased this quarter by 0.4% compared to a 6.4% decrease in the comparable quarter.
•	The operating profit rate in the third quarter amounted to 2.4% compared to 2.0% in the corresponding quarter (increase of 17%) and 1.1% and 2.0% in the first and second quarter of this year. The major improvement mainly derived from implementing efficacy measures and adjusting the expense structure.
•	Mega commenced the implementation of a strategic maneuver in 30 branches of the chain that shall include completing the exit from 11 branches until the end of the year launching new HD chain in national deployment of 20 branches in 2013.
The Operating Profit rate excluding these branches is 3.9% in the third quarter of the year compared to 3.4% in the second quarter.

*	In the Real Estate segment: BSRE continues the development momentum and inaugurated during this quarter the commercial center in Kiryat Hasharon, Netanya, a project it exclusively initiated. The wholesale market project in Tel Aviv is progressing ahead of schedule. The Comverse Building in Ra'anana is in construction and an additional four projects are in construction stages.

1 EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP), reconciliation between net income for the period and EBITDA, see below.

1

*	In the Non Food segment: a decrease in the operating loss in this quarter compared to the corresponding quarter.

o	Segment Results:
Data in millions of NIS	Q3 2012	Q3 2011
Commercial and Fueling sites	55.5	55.2
Supermarkets	41.7	34.0
Non-Food	(6.5)	(6.5)
Real Estate	1.9	12.8

Results for the third quarter of 20122

Gross revenues

Revenues (including government levies) in the third quarter of 2012 amounted to NIS 4,077.6 million (U.S. $1,042.3 million) as compared to revenues of NIS 3,956.1 million in the comparable quarter last year, an increase of 3.1%. The main increase in revenues was due to an increase in the revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – amounted in this quarter to NIS 1,493.9 million (U.S. $381.9 million) as compared to NIS 1,425.6 million in the corresponding quarter last year, an increase of 4.8%. The main increase was due to an increase in the price of petrol and an increase in quantitative sales in the convenience stores compared to the corresponding quarter last year.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,685.0 million (U.S. $430.7 million) as compared to NIS 1,673.1 million in the corresponding quarter last year, an increase of 0.7%. The increase in revenues derives from opening 9 new branches and was partly offset by closing 6 branches in the last 12 months and reduction in the same store sales (SSS) at a rate of 0.4% which was mainly due to the increasing competition and opening of commercial areas and erosion in sale prices.

2 The Company operates in four segments: Supermarkets, Commercial and Fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

2

Revenues of the Non-Food segment – an increase in revenues by 2.4% from NIS 121.5 million in the third quarter of 2011 to NIS 124.4 million (U.S. $31.8 million) in the current quarter. The increase in revenues is mainly due to an increase in sales in the home segment and in stores transferred from franchise to self-operation.

Revenues of the Real Estate segment – an increase in rental income of 5.8% from NIS 7.2 million in the third quarter of 2011 to NIS 7.6 million (U.S. $2.0 million) in the current quarter, mainly due to an increase in leased space, following the opening of the commercial center in Kiryat Hasharon, Netanya, toward the end of the quarter.

Gross profit in the third quarter of 2012 amounted to NIS 754.0 million (U.S. $192.7 million) (22.8% of revenues) as compared to gross profit of NIS 744.8 million (23.1% of revenues) in the comparable quarter last year. The increase in the gross profit compared to the corresponding quarter last year was mainly due to the increase in the gross profit in the commercial and fueling segment.

In the Commercial and Fueling sites segment, gross profit amounted to NIS 240.9 million (U.S. $61.6 million), (16.1% of revenues) compared to NIS 230.6 million in the comparable quarter last year (16.2% of revenues). The increase of 4.4% in the gross profit compared to the corresponding quarter last year mainly derived from convenience stores and was partly offset from the reduction of marketing margin of supervised gasoline.

In the Supermarkets segment, gross profit amounted to NIS 465.3 million (U.S. $118.9 million), (27.6% of revenues) compared to NIS 467.7 million in the third quarter of 2011 (27.9% of revenues), a decrease of 0.5% stemming from increasing competition resulting in price reductions.

In the Non Food segment, gross profit amounted to NIS 45.3 million (U.S. $11.6 million), (36.4% of revenues) compared to NIS 39.3 million in the comparable quarter last year (32.3% of revenues). The increase in gross profit and gross profit rate mainly drives from decrease in sales to franchisees and increase in retail sales, as aforementioned.

3

Selling, general and administrative expenses in the third quarter of 2012 amounted to NIS 688.5 million (U.S. $176.0 million) (20.8% of revenues), compared to expenses of NIS 672.9 million (20.8% of revenues) in the comparable quarter last year, an increase of 2.3%. The main increase was recorded in the Commercial and Fueling sites segment and from launching Alon Cellular activity that was partly offset by a decrease in expenses in the Supermarkets segment.

In the Commercial and Fueling sites segment, these expenses amounted to NIS 185.2 million (U.S. $47.3 million) compared to NIS 175.4 million in the third quarter of 2011, an increase of 5.6%, mainly deriving from opening new fueling sites and was partly offset by efficiency measures taken starting from the fourth quarter of 2011.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 425.7 million (U.S. $108.8 million) compared to expenses of NIS 433.8 million in the comparable quarter in 2011. The main decrease derives from decrease in salary expenses and other headquarters expenses following efficacy measures and was partly offset by an increase in electricity and municipal taxes expenses.

In the Non Food segment, these expenses amounted to NIS 49.0 million (U.S. $12.5 million) (an increase of 17.1%) compared to NIS 41.8 million in the comparable quarter in 2011. The increase derives from an increase in the retail activity and the transition from franchise into self-operated stores.

In the Real Estate segment, these expenses amounted to NIS 4.8 million (U.S. $1.2 million) compared to NIS 3.1 million in the comparable quarter in 2011. The increase mainly derives from increase in salary expenses and increase in professional fees paid to consultants as a result of an increase and expanding the activity in various projects.

Operating profit (before other gains and losses and changes in fair value of investment property) in the third quarter of 2012 amounted to NIS 65.5 million (U.S. $16.7 million) (2.0% of revenues) as compared to NIS 71.9 million (2.2% of revenues) in the comparable quarter last year, a decrease of 9.0%. The decrease in the operating profit was mainly due to expenses from launching Alon Cellular activity.

In the Commercial and Fueling sites segment, operating profit in this quarter amounted to NIS 55.7 million (U.S. $14.2 million) similar to the operating profit of NIS 55.2 million in the corresponding quarter.

4

In the Supermarkets segment, operating profit increased from NIS 33.9 million in the comparable quarter last year to NIS 39.6 million (U.S. $10.1 million) due to increase in sales and decrease in selling, general and administrative expenses as mentioned above.

In the Non Food segment, operating loss of NIS 5.5 million in the comparable quarter in 2011 as compared to operating loss of NIS 3.7 million (U.S. $0.9 million) due to decrease in sales to franchisees and closing stored by franchisees.

In the Real Estate segment, a decrease from operating profit of NIS 4.1 million in the comparable quarter in 2011 to NIS 2.8 million (U.S. $0.7 million) due to increase in selling administrative and general expenses as aforementioned.

Changes in fair value of investment property in the third quarter of 2012 the Company recorded loss in the amount of NIS 1.0 million (U.S. $0.2 million) compared to a profit of NIS 8.7 million in the comparable quarter last year.

Other income (expenses), net other expenses in the third quarter of 2012 amounted to NIS 3.4 million (U.S. $0.9 million) compared to other expenses of NIS 0.8 million in the comparable quarter last year.

Operating profit amounted to NIS 61.1 million (U.S. $15.6 million) (1.8% of revenues) as compared to operating profit of NIS 79.8 million (2.5% of revenues) in the comparable quarter last year, a decrease of 23.4%.

Finance costs, net in the third quarter of 2012 amounted to NIS 76.3 million (U.S. $19.5 million) as compared to net finance costs of NIS 79.0 million in the comparable quarter last year. The decrease in finance costs, net derives from a sharp devaluation of the NIS exchange rate in the third quarter of 2011 and was partly offset by an increase in finance expenses this quarter on CPI linked long term loans.

Taxes on income in the third quarter of 2012 amounted to NIS 1.3 million (U.S. $0.3 million) as compared to tax benefit of NIS 34.7 million in the comparable quarter last year. Tax benefit in the comparable quarter derived mainly from closing deferred taxes at realization of option to purchase Diners share.

5

Net loss for the third quarter of 2012 amounted to NIS 12.6 million (U.S. $3.2 million) compared to a net income of NIS 40.3 million in the third quarter of 2011, the difference derives mainly from taxes as explained above. The net loss this quarter attributed to the Company's shareholders amounted to NIS 17.8 million (U.S. $4.5 million) or NIS 0.27 per share (U.S. $0.07) and the income attributed to non controlling interests amounted to NIS 5.2 million (U.S. $1.3 million).

Cash flows for the third quarter of 2012

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 155.7 million (U.S. $39.8 million) in the third quarter of 2012 compared to NIS 51.6 million from operating activities in the comparable quarter last year. The increase derives from a decrease in working capital needs in the amount of NIS 26 million (U.S. $6.6 million), and tax returns, net amounting to NIS 10.8 million (U.S $2.7 million) in the third quarter of 2012 compared to tax paid, net amounting to NIS 20.4 million in the comparable quarter last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 94.5 million (U.S. $24.2 million) in the third quarter of 2012 as compared to net cash used in investing activities of NIS 177.0 million in the comparable quarter. Cash flows used in investing activities in the third quarter of 2012 mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 65.4 million (U.S. $16.7 million), the grant of long term loans of NIS 27.1 million (U.S. $6.9 million) mainly to an affiliate and was offset by proceeds from realization of property and equipment of NIS 7.3 million (U.S. $1.9 million), and interest received of NIS 8.6 million (U.S. $2.2 million).

In the third quarter of 2011 the cash flows used in investing activities mainly included the purchase of property and equipment, intangible assets and investment property of NIS 96.2 million, investment in restricted deposits of NIS 2.9 million, investment in short term deposits, net in the amount of NIS 8.2 million and investment in affiliate of NIS 36.4 million and was offset by proceeds received from realizing investment property amounting to NIS 50.6 million.

6

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 18.1 million (U.S. $4.6 million) in the third quarter of 2012 as compared to net cash flows deriving from financing activities of NIS 108.2 million in the corresponding quarter last year. The cash flows used in financing activities in the third quarter of 2012 mainly included interest payments of NIS 73.9 million (U.S. $18.9 million), repayment of loans of NIS 61.7 million (U.S. $15.8 million) and debentures repayment of NIS 85.0 million (U.S. $21.7 million) and was partly offset by issuance of debentures of NIS 93.4 million (U.S. $23.9 million) and receiving loans of NIS 45.6 million (U.S. $11.6 million). The net cash flows deriving from financing activities in the third quarter of 2011 included mainly long term loans received of NIS 23.0 million, change in short term credit of NIS 203.0 million and was offset by repayment of debentures of NIS 2.2 million, repayment of long term loans of NIS 55.6 million and interest paid of NIS 59.6 million.

7

Comments of Management

Mr. David Weissman, Chairman of the Board of Directors and Chief Business Officer –

"The third quarter marks a continuous improvement in each of the operating segments alongside a momentum in the business development.

Dor Alon continues to grow, alongside an adequate coping with the regulation which returned the Company to strong profitability.

BSRE starts to enjoy an income production from assets initiated by the Company such as Kiryat Hasharon mall that was completed and opened to the public. The wholesale market complex in Tel Aviv is progressing as planned. Until now, about 85% of the apartments were sold and construction is advancing ahead of schedule. The same situation applies to the Comverse building in Ra'anana, which is in construction stages and an additional four projects that are in completion stages.

These days, the Company launched, with a great success, the cellular activity.

This activity reinforces the synergy between the various activity arms of the group and materially increased the purchase baskets in Mega and Dor Alon in addition to the successful You Club and Diners.

On this occasion, I wish to thank Mr. Zeev Vurembrand for his contribution to the Company in the last five years and I wish much success to Mr. Motti Keren who was appointed as the CEO of Mega Retail. Zeev received a chain facing complex tasks in volatile times and he leaves a leading innovative retail chain for the coming years”.

Regarding the Supermarkets segment Mr. Zeev Vurembrand, CEO, said: "The Supermarkets segment presents a considerable improvement in the operating profit margin in the corresponding quarter last year and in the last three quarters and that is despite the increasing competition.

The improvement in the business results stems from implementing efficacy measures performed by us in the prior quarters of this year. A further improvement is expected in the business results starting in the fourth quarter simultaneously with completing the exit from 11 losing branches.

8

Mega shall complete, until the end of the year, the deployment of the self-stewarding formation in all of the branches excluding the beverages and dairy categories that shall be deployed in the first half of 2013. This maneuver shall enable a more adequate and economical management of the chain's shelves similar to foreign chains and is expected to contribute to the Company's operating profitability.

In the third quarter of 2012, the Company operated 216 branches, of which 185 branches present operating profit of 3.9%, the remaining 31 branches present operating loss of approximately 6.1% where we shall exit from 11 losing branches until the end of the year and 20 losing branches will be addressed under the strategic plan".

Results for the first nine months of 2012

Gross revenues

Revenues (including government levies) in the first nine months of 2012 amounted to NIS 12,064.5 million (U.S. $3,083.9 million) as compared to revenues of NIS 11,555.6 million in the comparable period last year, an increase of 4.4%. The increase in revenues was mainly due to an increase in the revenues of Dor Alon compared to the corresponding period last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – in the first nine months of 2012 amounted to NIS 4,500.0 million (U.S. $1,150.3 million) as compared to NIS 4,002.1 million in the first nine months of 2011, an increase of 12.4%. The main increase was due to an increase in the prices of petrol, quantity sales and increase in retail revenues in the convenience stores.

Revenues of the Supermarkets segment – amounted in the first nine months of 2012 to NIS 4,964.5 million (U.S. $1,269.0 million) as compared to NIS 5,076.1 million in the corresponding period last year, a decrease of 2.2%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 3.5% and was partly offset by the net opening of 3 new branches in the last 12 months.

Revenues of the Non-Food segment – amounted in the first nine months of 2012 to NIS 335.0 million (U.S. $85.6 million) compared to NIS 342.9 million in the first nine months of 2011 a decrease of 2.3%. The decrease in revenues is mainly due to a decrease in sales to franchisees and from closing stores by franchisees which was partly offset by an increase in the houseware sector and in stores transferred from franchise to self-operation.

9

Revenues of the Real Estate segment – an increase in rental income of 12.5% from NIS 21.9 million in the first nine months of 2011 to NIS 24.7 million (U.S. $6.3 million) in the first nine months of 2012, due to an increase in leased space and increase of CPI.

Gross profit in the first nine months of 2012 amounted to NIS 2,173.4 million (U.S. $555.6 million) (22.1% of revenues) as compared to gross profit of NIS 2,226.3 million (23.6% of revenues) in the comparable period last year. The decrease in the gross profit was mainly due to the decrease in sales of the Supermarkets segment.

In the Commercial and Fueling sites segment, gross profit amounted to NIS 680.5 million (U.S. $174.0 million), (15.1% of revenues) compared to NIS 672.0 million in the comparable period last year (16.8% of revenues). An increase in gross profit of 1.3% compared to the corresponding period last year deriving from an increase in the activity of convenience stores and an increase in quantitative sales net of the impact of changes in the petrol prices on the value of inventory and the marketing margins reduction.

In the Supermarkets segment, gross profit amounted to NIS 1,347.7 million (U.S. $344.5 million), (27.1% of revenues) compared to NIS 1,406.1 million in the corresponding period last year (27.7% of revenues), a decrease of 4.2% stemming from decrease in the sales of SSS stores and due to the public protest and the increasing competition.

In the Non Food segment, gross profit amounted to NIS 129.7 million (U.S. $33.1 million), (38.7% of revenues) compared to NIS 126.3 million in the first nine months of 2011 (36.8% of revenues). The increase in gross profit mainly derives from an increase in retail sales and was offset by a decrease in sales to franchisees.

Selling, general and administrative expenses in the first nine months of 2012 amounted to NIS 2,016.0 million (U.S. $515.3 million) (20.5% of revenues), compared to expenses of NIS 1,956.6 million (20.7% of revenues) in the first nine months of 2011, an increase of 3.0%. The main increase was recorded in the Commercial and Fueling sites segment due to opening new fueling sites and from costs relating to launching "You Phone" activity.

10

In the Commercial and Fueling sites segment, these expenses amounted to NIS 537.1 million (U.S. $137.3 million) compared to NIS 515.8 million in the first nine months of 2011, an increase of 4.1%, mainly deriving from opening new fueling sites and was partly offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,258.4 million (U.S. $321.7 million) compared to expenses of NIS 1,254.6 million in the first nine months of 2011, an increase of 0.3% that resulted from net opening 3 new branches and increase in electricity and municipal taxes expenses and was partly offset by a decrease in the salary and other operating expenses.

In the Non Food segment, these expenses amounted to NIS 135.7 million (U.S. $34.7 million) (an increase of 9.7%) compared to NIS 123.7 million in the first nine months of 2011. The increase derives from an increase in rental fees expenses, increase in salary expenses as a result of an increase in the number of self operated stores.

In the Real Estate segment - these expenses amounted to NIS 21.5 million (U.S. $5.5 million) compared to NIS 11.6 million in the comparable period last year. The increase in expenses derives from recording a provision for management fees in the mall company which builds the mall in the wholesale market complex.

Operating profit (before other gains and losses and changes in fair value of investment property) in the first nine months of 2012 amounted to NIS 157.4 million (U.S. $40.2 million) (1.6% of revenues) as compared to NIS 269.7 million (2.9% of revenues) in the comparable period last year, a decrease of 41.6%. The decrease in the operating profit was mainly due to a decrease in sales in the Supermarkets segment and from expenses in Alon Cellular in connection with the commencement of its activity.

In the Commercial and Fueling sites segment, operating profit decreased from NIS 156.1 million in the comparable period to NIS 143.4 million (U.S. $36.6 million) in the reported period due to the reduction of marketing margin and the impact of petrol prices on the value of inventory and reducing the marketing margin and was partly offset by efficacy measures.

11

In the Supermarkets segment, operating profit decreased from NIS 151.5 million in the comparable period last year to NIS 89.2 million (U.S. $22.8 million) in the reported period due to decrease in sales as mentioned above.

In the Non Food segment, operating loss decreased from NIS 7.1 million in the comparable period to operating loss of NIS 6.0 million (U.S. $1.5 million) in the reported period.

In the Real Estate segment, operating profit decreased from NIS 10.4 million in the comparable period to operating profit of NIS 3.2 million (U.S. $0.8 million) in the current period due to an increase in the selling, general and administrative expenses as mentioned above.

Changes in fair value of investment property in the first nine months of 2012 the Company recorded profit of NIS 83.4 million (U.S. $21.3 million) compared to NIS 28.1 million in the comparable period last year. The profit in the first nine months of 2012 includes NIS 95 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv.

Other income (expenses), net in the first nine months of 2012, amounted to NIS 14.2 million (U.S. $3.6 million) compared to other expenses of NIS 7.1 million in the corresponding period last year. Income in the reported period includes profit from decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv in the amount of NIS 19.6 million.

Operating profit in the first nine months of 2012 amounted to NIS 254.9 million (U.S. $65.2 million) as compared to operating profit of NIS 290.7 million in the comparable period last year, a decrease of 12.3%.

Finance costs, net in the first nine months of 2012 amounted to NIS 215.2 million (U.S. $55.0 million) as compared to net finance costs of NIS 134.9 million in the first nine months of 2011. The increase in finance costs, net derives from decrease in finance income, this period compared to the corresponding period which included revenues from revaluation of Diners option.

12

Taxes on income in the first nine months of 2012 totaled NIS 9.8 million (U.S. $2.5 million) (an effective tax rate of 20.0% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 12.1 million in the comparable period last year (an effective tax rate of 7.5% as compared to the statutory rate of 24%). The effective tax rate in this period was affected by profit from a decrease in holding rate in respect of which, the Company did not record deferred taxes.

Net income for the first nine months of 2012 amounted to NIS 38.6 million (U.S. $9.8 million) compared to a net income of NIS 149.8 million in the first nine months of 2011. The income in the reported period attributable to the Company's shareholders amounted to NIS 4.6 million (U.S. $1.2 million) or NIS 0.07 per share (U.S. $0.02) and the profit attributable to the non-controlling interests amounted to NIS 34 million (U.S. $8.7 million).

Cash flows for the first nine months of 2012

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 176.7 million (U.S. $45.2 million) in the first nine months of 2012 compared to NIS 486.2 million from operating activities in the comparable period last year. The decrease mainly derives from purchase of real estate inventory by BSRE of NIS 248.1 million (U.S $63.4 million) compared to purchase of real estate inventory of NIS 4.9 million in the comparable period last year, increase in working capital needs mainly due to increase in petrol prices and decrease in operating profit of approximately NIS 112.3 million (U.S $28.7 million) net of tax returns received, net amounting to NIS 27.1 million (U.S $6.9 million) in the first nine months of 2012 compared to tax paid, net amounting to NIS 61.1 million in the comparable period last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 514.5 million (U.S. $131.5 million) in the first nine months of 2012 as compared to net cash used in investing activities of NIS 477.4 million in the comparable period last year. Cash flows used in investing activities in the first nine months of 2012 mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 371.9 million (U.S. $95.1 million) as well as the grant of long term loans of NIS 65.7 million (U.S. $16.8 million) mainly to the controlling shareholders, investment in restricted deposits of NIS 69.9 million (U.S. $17.8 million) and investment in securities of NIS 143.9 million (U.S. $36.8 million), net of proceeds from realization of securities of NIS 120.8 million (U.S. $30.9 million) and receiving a dividend in the amount of NIS 11 million (U.S. $2.8 million).

13

Cash flows used in investing activities in the first nine months of 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 272.9 million, the grant of long term loans of NIS 155.1 million, mainly to controlling shareholders and investment in restricted deposits in the amount of NIS 98.3 million and an investment in an associate of NIS 36.4 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 519.5 million (U.S. $132.8 million) in the first nine months of 2012 as compared to net cash flows used in financing activities of NIS 16.8 million in the corresponding period last year. The cash flows from financing activities in the first nine months of 2012 mainly included issuance of debentures of NIS 388.9 million (U.S. $99.4 million), receiving long term loans of NIS 543.9 million (U.S. $139.0 million) and an increase in short term bank credit of NIS 208.3 million (U,S, $53.2 million) that was offset by interest payments of NIS 191.3 million (U.S. $48.9 million), repayment of loans of NIS 249.8 million (U.S. $63.9 million) and debentures repayment of NIS 177.2 million (U.S. $45.3 million). The net cash flows used in financing activities in the first nine months of 2011 included mainly repayment of debentures in the amount of NIS 140.7 million, repayment of loans in the amount of NIS 181.7 million, and payments of interest in the amount of NIS 170.0 million, this was offset by an increase in short term bank credit in the amount of NIS 373.1 million and receiving long term loans in the amount of NIS 132.5 million.

14

Additional Information

1.	As of September 30, 2012, the Company operated 214 supermarkets divided as follows: Mega In Town - 119; Mega Bool - 69; Zol Beshefa - 15; Eden Teva Market - 20 of which 9 Eden within Mega, Dor Alon operated - 202 fueling stations and 209 convenience stores and the Bee Group operates 238 branches (of which 104 franchised).

2.	EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[3] In the third quarter of 2012 EBITDA was NIS 142.7 million (U.S. $36.5 million) (4.3% of revenues) compared to NIS 140.5 million (4.4% of revenues) in the comparable quarter of 2011.

In the first nine months of 2012 EBITDA was NIS 373.7 million (U.S. $95.5 million) (3.8% of revenues) compared to NIS 476.0 million (5.0% of revenues) in the comparable period of 2011.

Events during the reporting period

General

a.	Effective January 2012, the Company applies the amendment to IAS 12, Taxes on Income - deferred taxes on investment property. The adoption of the standard was made retrospectively. The effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million and increase in accumulated earnings of NIS 2.4 million and increase in non-controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

3Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

15

b.	During the second quarter of 2012, the Company launched its operations in the cellular activity under the brand name "You Phone" and commenced to provide services to its customers.

Commercial and Fueling sites segment

a.	Commitment for establishing a power plant:

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. At the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

16

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

b.	On May 31, 2012, the Water and Energy Ministry updated the supervised marketing margin of gasoline 95 such that the marketing margin for self-service was increased by 4.7 Agorot per litter (before VAT) and the addition for full service was reduced by 3.8 Agorot per litter (before VAT).

c.	On June 28, 2012, the Palestinian authority informed Dor Alon on discontinuing the commitment with the company regarding the supply of fuels to Gaza strip effective October 1, 2012. There is no material effect on the financial results of the Commercial and Fueling sites segment in 2012.

17

Supermarkets segment

a)	As of September 30, 2012, the Company operated branches in a total area of 380,700 sq.m. The sales per meter amounted in the third quarter of 2012 to NIS 4,430 (U.S. $1,132) compared to NIS 4,524 in the corresponding quarter last year.

Sales per meter in the first nine months of 2012 amounted to NIS 13,004 (U.S. $3,324) compared to NIS 13,691 in the corresponding period last year.

In the period of nine months ended September 30, 2012, 9 branches were opened in a total area of 11,700 sq.m and 6 branches were closed in a total area of 8,600 sq.m.

b)	According to the strategy of the Company for treating losing branches, the subsidiary, Mega Retail, in July and August 2012, signed agreements with third parties under which the Company transferred the lease rights and sold the equipment attributed to nine of its branches for a total consideration of NIS 26 million. As of the date of the Financial Statements' approval, the Company delivered 5 branches.

Non Food segment

On April 18, 2012, Bee Group informed that it had reached an agreement with a franchisee (which operates together with others 24 stores in the non-food segment - hereafter the franchisee) which experiences financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, the Company recorded a provision for doubtful accounts in the statements of financial position for the year ended December 31, 2011 in the amount of NIS 11.2 million.

18

Real Estate segment

a)	Comverse Building

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years for monthly rental fees of NIS 1,660 thousand linked to the CPI with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work.

BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms. As of the reporting date, BSRE obtained building permits to erect the building and the construction work has begun. Following the earthwork in the project, in September 2012, the Company entered into an agreement with another contractor who commenced the construction work.

b)	The wholesale market complex

•	On May 31, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. in which BSRE held to that date indirectly 50% together with Gindi Investments 1 Ltd and a corporation controlled by Moshe and Yigal Gindi, ("Gindi"), completed the purchase of lease rights for the period ended on August 31, 2099 for a part of the wholesale market complex in Tel Aviv. The Purchasers paid the Sellers the balance of the consideration in the aggregate amount of approximately NIS 730 million plus VAT.

In order to pay the Balance of Consideration, the Purchasers received loans of NIS 730 million from a bank. The Loans were extended for 18 months where the principal shall be paid in one payment at the end of the period and the interest payments are payable quarterly. In addition to this loan, the Bank provided the Purchasers with an additional loan for two months in the amount of NIS 120 million to pay the VAT. To secure the loan, BSRE recorded a charge in favor of the Bank on the shares of Tel Aviv Lev Towers Ltd. and Tel Aviv City Mall Ltd. Furthermore, the land was charged in favor of the Bank.

19

•	During the third quarter, the excavation and reinforcement works in the project were completed and the performance of skeleton work has commenced. On July 3, 2012, the purchasers signed an agreement with a performing contractor (the contractor) to perform all skeleton work of the parking lots, the commercial part, public structures and other finishing work. The purchasers shall pay the contractor for the work an estimated amount of NIS 286 million (BSRE portion amounts to NIS 143 million). The agreement sets forth schedules and milestones for performing this work where the contractor committed to complete the work in 19 months from receiving the work commencement order. Under the agreement, the contractor committed to provide the purchasers with guarantees and the agreement further determines agreed compensation in the event of material breach by the contractor. In addition, the agreement set forth a mechanism to calculate a bonus or penalties should the contractor performs the work earlier than the schedules or deviate from the schedules. The work commencement order was delivered to the contractor on July 4, 2012.

•	On June 29, 2011, BSRE and Gindi entered into an agreement constituting an appendix (the Appendix) to the Memorandum of Understandings dated April 15, 2010, (MOU) that regulates the relations between the company and Gindi in all that concerns the wholesale market complex in Tel Aviv. According to the Appendix, Tel Aviv Lev Towers allocated to Gindi one additional share of NIS 1 par value for NIS 300 thousand such that after the allocation, Gindi holds (by chaining) in 50.5% of the issued and outstanding share capital of Tel Aviv Lev Towers and BSRE (by chaining) holds 49.5% of the issued and outstanding share capital. On June 29, 2012, the parties completed the above allocation.

The residential company ceased to exist under joint control in the financial statements in the second quarter of BSRE and therefore the investment in the residential company was recorded on equity method of accounting. BSRE recorded in the statements of operations a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

20

•	As of June 30, 2012, BSRE recorded in its financial statements for the second quarter a gain of NIS 95 million from appreciation before taxes stemming from revaluation of real estate in the Tel Aviv City Mall Company.

c)	Hadar Mall

On June 5, 2012, BSRE entered into a loan agreement to receive finance from a group of institutional companies in order to build an addition to the extension to the Hadar Mall in Jerusalem, in which BSRE holds 50% of the rights. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in Hadar Mall in Jerusalem.

d)	Eyal Logistic center

On July 12, 2012, Eyal Baribua Ltd. (Eyal Baribua) a company held at rate of 50% by BSRE, entered into a financing agreement with a bank to provide credit line of NIS 90 million to Eyal Baribua to establish the logistic center in Kibbutz Eyal. The credit line shall be extended for the establishment period and after the completion of the construction and Mega's entry into the logistic center, the credit line shall be converted into a loan where NIS 63 million shall be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan shall bear variable annual interest rate linked to the Prime. As collateral for the loan repayment, the real estate rights shall be charged and for the establishment period a guarantee of Eyal Baribua shareholders was granted as well.

In September 2012, Eyal Baribua received a building permit to construct the logistic center and work was commenced according to the permit following the earthwork in the project.

21

e)	Commercial center project– Kiryat Hasharon, Netanya

In September 2012, the commercial center in Kiryat Hasharon, Netanya was opened to the public. The commercial center was established by BSRE and Harel Insurance Company. BSRE and Harel hold equally the real estate and the commercial center.

Issuance of bonds

a.	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150 million par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

b.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

c.	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119.9 million par value of bonds (Series D) to institutional investors for 100.95% of their par value, reflecting a return of 6.9%.

d.	On April 11, 2012, the bonds series of the Company (Series C) was expanded by a private offering of NIS 35 million par value of bonds (Series C) to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

e.	On May 23, 2012, Midroog announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company. As of the reporting date NIS 71 million were issued and are repayable at the request of the holder every 3 months.

f.	On August 20, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 46 million par value of bonds (Series D) to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

22

g.	On August 28, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 49 million par value of bonds (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0%.

h.	During the third quarter, the Company's subsidiaries acquired NIS 18.1 million par value of bonds of Series C of the Company such that as of September 30, 2012, the subsidiaries hold 14.3% of bonds Series C. Following the acquisitions, the Company recorded finance income of NIS 3.1 million in the results for the nine months of 2012.

Post balance sheet events

a.	On November 19, 2012, the Company's CEO, Mr. Zeev Vurembrand, announced the termination of his service at the end of February 2013.

b.	On November 19, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 110 million par value of bonds (Series D) to institutional investor for 107.0% of their par value, reflecting a return of 4.8%.

c.	On November 22, 2012, the Company announced that Mr. Motti Keren has been appointed as CEO of Mega Retail.

d.	On November 26, 2012 the Supreme Court sitting as the High Court of Justice rejected the petition of Dor Alon and the other fueling companies on the issue of reducing the supervised marketing margin.

e.	On November 27, 2012, Mr. David Weissman was appointed as CEO of the Company and Mr. Itzhak Bader was appointed as the chairman of the Company. The appointments are in effect as of January 1, 2013, without changes in the terms of employment.

23

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2012: U.S. $1.00 equals NIS 3.912. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 214 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 petrol stations and 209 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

24

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

25

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	76,451	101,063	258,817	66,160
Investment in securities	300,053	286,041	317,715	81,215
Short-term bank deposits	103,942	103,449	120,025	30,681
Trade receivables	1,576,150	1,856,038	1,697,136	433,828
Other accounts receivable including current maturities of loans receivable	291,790	494,777	546,555	139,712
Derivative financial instruments	2,543	5,165	-	-
Assets classified as held for sale	3,610	3,610	65,403	16,719
Income taxes receivable	125,789	110,795	84,560	21,616
Inventories	676,590	682,463	703,561	179,847
	3,156,918	3,643,401	3,793,772	969,778

NON-CURRENT ASSETS:
Investments in associates	202,653	203,050	311,501	79,627
Derivative financial instruments	896	1,124	265	68
Real estate inventories	100,035	95,470	108,572	27,754
Payments on account of real estate	191,600	180,786	-	-
Investments in securities	33,159	25,618	34,273	8,761
Loans receivable, net of current maturities	182,654	147,471	197,506	50,487
Property and equipment, net	2,942,487	2,959,410	2,917,077	745,674
Investment property	576,093	554,656	926,104	236,734
Intangible assets, net	1,461,070	1,462,555	1,443,305	368,943
Other long-term receivables	142,331	155,627	34,796	8,895
Deferred taxes	104,321	79,919	120,940	30,915
	5,937,299	5,865,686	6,094,339	1,557,858
Total assets	9,094,217	9,509,087	9,888,111	2,527,636

26

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,036,928	828,642	1,191,403	304,551
Current maturities of debentures and convertible debentures	212,726	213,781	520,206	132,977
Current maturities of long-term loans from banks	311,642	336,768	251,519	64,294
Trade payables	1,243,914	1,474,970	1,495,613	382,314
Other accounts payable and accrued expenses	730,985	948,844	837,135	213,991
Customers' deposits	27,733	28,097	27,633	7,064
Derivative financial instruments	2,814	1,249	13,283	3,396
Income taxes payable	6,311	4,809	3,762	962
Provisions for other liabilities	78,266	75,983	75,468	19,291
	3,651,319	3,913,143	4,416,022	1,128,840

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,240,487	1,262,632	1,366,387	349,281
Convertible debentures, net of current maturities	118,826	119,305	91,208	23,315
Debentures, net of current maturities	2,034,047	2,071,174	2,013,009	514,573
Other liabilities	264,597	265,415	153,135	39,145
Derivative financial instruments	16,701	15,520	9,458	2,418
Liabilities in respect of employee benefits, net of amounts funded	62,245	52,429	62,679	16,022
Deferred taxes	*159,769	*106,790	173,749	44,414
	3,896,672	3,893,265	3,869,625	989,168
Total liabilities	7,547,991	7,806,408	8,285,647	2,118,008

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,881	79,881	20,419
Additional paid-in capital	1,219,279	1,219,279	1,219,279	311,677
Other reserves	(9,672)	(20,362)	(3,772)	(964)
Accumulated deficit	*(106,434)	*41,601	(93,833)	(23,986)
	1,183,054	1,320,399	1,201,555	307,146

Non-controlling interests	*363,172	*382,280	400,909	102,482
Total equity	1,546,226	1,702,679	1,602,464	409,628
Total liabilities and equity	9,094,217	9,509,087	9,888,111	2,527,636

* Retroactive application, see events during the reporting period

27

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the nine months
	Year ended	Nine months		Three months		ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	15,296,255	11,555,604	12,064,483	3,956,136	4,077,628	3,083,968
Less – government levies	2,813,671	2,112,439	2,238,043	728,554	764,801	572,097
Net revenues	12,482,584	9,443,165	9,826,440	3,227,582	3,312,827	2,511,871
Cost of sales	9,566,876	7,216,831	7,653,012	2,482,719	2,558,812	1,956,291
Gross profit	2,915,708	2,226,334	2,173,428	744,863	754,015	555,580
Selling, general and administrative expenses	2,638,845	1,956,614	2,016,045	672,924	688,531	515,349
Operating profit before other gains and losses and changes in fair value of investment property	276,863	269,720	157,383	71,939	65,484	40,231
Other gains	1,358	1,637	22,057	637	2,212	5,638
Other losses	(19,577)	(8,752)	(7,846)	(1,468)	(5,651)	(2,005)
Increase in fair value of investment property, net	41,913	28,132	83,368	8,687	(966)	21,311
Operating profit	300,557	290,737	254,962	79,795	61,079	65,175
Finance income	156,837	145,889	57,867	14,575	20,515	14,792
Finance expenses	(332,839)	(280,858)	(273,076)	(93,593)	(96,777)	(69,805)
Finance expenses, net	(176,002)	(134,969)	(215,209)	(79,018)	(76,262)	(55,013)
Share in gains of associates	5,746	6,153	8,669	4,836	3,865	2,216
Income (loss) before taxes on income	130,301	161,921	48,422	5,613	(11,318)	12,378
Taxes on income	46,588	12,135	9,797	(34,670)	1,273	2,504

Net income (loss) for the period	83,713	149,786	38,625	40,283	(12,591)	9,874

Attributable to:
Equity holders of the Company	59,513	128,796	4,609	33,849	(17,873)	1,179
Non-controlling interests	24,200	20,990	34,016	6,434	5,282	8,695

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic	0.90	1.95	0.07	0.51	(0.27)	0.02
Fully diluted	0.79	1.84	0.07	0.42	(0.27)	0.02
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	65,940	65,935	65,954	65,954	65,954	65,954
Fully diluted	66,167	66,202	65,954	66,072	65,954	65,954

28

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the nine
	Year ended	Nine months ended		Three months ended		months ended
	December 31,	September 30,		September 30,		September 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income	130,301	161,921	48,422	5,613	(11,318)	12,378
Income tax received (paid), net	(79,368)	(61,053)	27,066	(20,427)	10,799	6,919
Adjustments for cash generated from operations	576,664	385,287	101,291	66,459	156,192	25,891
Net cash provided (used in) by operating activities	627,597	486,155	176,779	51,645	155,673	45,188
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(214,259)	(162,047)	(78,947)	(40,696)	(41,423)
Purchase of investment property	(55,524)	(42,466)	(171,992)	(9,607)	(21,974)	(43,965)
Purchase of intangible assets	(30,717)	(16,156)	(37,928)	(7,680)	(2,703)	(9,695)
Proceeds from collection of (investment in) short-term bank deposits, net	(5,858)	(5,365)	(16,083)	(8,246)	(18,414)	(4,111)
Proceeds from sale of property and equipment	12,864	12,592	9,044	1,209	7,262	2,312
Proceeds from sale of investment property	50,600	50,600	3,610	50,600	-	923
Investment in restricted deposits	(102,603)	(98,309)	(69,910)	(2,903)	-	(17,871)
Proceeds from sale of marketable securities	118,957	77,404	120,885	28,980	11,078	30,901
Investment in marketable securities	(122,646)	(71,399)	(143,937)	(24,599)	(10,052)	(36,794)
Dividend received	-	-	11,000	-	-	2,812
Acquisition of equity accounted investee	(36,415)	(36,405)	-	(36,405)	-	-
Grant of loans to jointly controlled companies	(200)	(200)	(29,300)	(200)	(26,000)	(7,490)
Grant of loans to controlling shareholders	(144,962)	(155,163)	(36,416)	(92,821)	(1,148)	(9,309)
Payments on account of real estate	(9,187)	(1,117)	(19,099)	(1,117)	(2,752)	(4,882)
Collection of long-term loans	22,885	6,838	12,807	1,724	2,246	3,274
Net outflow from realization of proportionately consolidated company	-	-	(3,085)	-	-	(789)
Interest received	16,552	16,030	17,965	2,948	8,602	4,592
Net cash used in investing activities	(547,355)	(477,375)	(514,486)	(177,064)	(94,551)	(131,515)

29

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the nine
	Year ended	Nine months ended		Three months ended		months ended
	December 31,	September 30,		September 30,		September 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	(4,035)	-	-	-	-
Dividends paid	(75,000)	-	-	-	-	-
Dividend paid to non-controlling interests	(30,669)	(16,821)	-	-	-	-
Issuance of debentures	-	-	388,942	-	93,375	99,423
Repayment of debentures	(174,955)	(140,749)	(177,191)	(2,190)	(85,035)	(45,294)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	-	-	-	-	-
Receipt of long-term loans	213,648	132,547	543,899	23,000	45,640	139,033
Repayment of long-term loans	(382,557)	(181,714)	(249,833)	(55,604)	(61,726)	(63,863)
Repayment of long term credit from trade payables	(1,750)	(1,285)	-	(415)	-	-
Short-term credit from banks and others, net	582,503	373,058	208,318	203,068	66,177	53,251
Proceeds from issue of shares relating to share based payments in the company and a subsidiary	143	140	-	-	-	-
Acquisition of shares from non-controlling interests	-	(7,927)	(467)	-	215	(119)
Settlement of forward contracts	-	-	(2,808)	-	(2,808)	(718)
Interest paid	(222,771)	(169,972)	(191,352)	(59,624)	(73,944)	(48,914)
Net cash provided by (used in) financing activities	(110,660)	(16,758)	519,508	108,235	(18,106)	132,799

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	(7,978)	181,801	(17,184)	43,016	46,472
Translation differences on cash and cash equivalents	37	2	46	4	23	12
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	104,131	104,131	73,750	113,335	212,558	18,853
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	73,750	96,155	255,597	96,155	255,597	65,337

30

(Continued - 2)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

							Convenience
							translation
							for the nine
		Year ended	Nine months		Three months		months ended
		December 31,	ended September 30,		ended September 30,		September 30,
		2011	2011	2012	2011	2012	2012
		NIS					U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Adjustments for:
	Depreciation and amortization	273,746	203,588	215,037	67,716	76,675	54,968
	Increase in fair value of investment property, net	(41,913)	(28,132)	(83,368)	(8,687)	966	(21,311)
	Gain from decrease in holding rate in proportionately consolidated company	-	-	(19,622)	-	-	(5,016)
	Share in gains of associates	(5,309)	(5,716)	(8,669)	(4,836)	(3,865)	(2,217)
	Share based payment	3,270	2,688	1,322	810	595	338
	Loss (gain) from sale and disposal of property and equipment, net	2,448	129	1,051	(483)	(167)	269
	Provision for impairment of property and equipment, net	7,815	1,341	-	36	-	-
	Loss (gain) from changes in fair value of derivative financial instruments	(107,553)	(112,906)	9,161	(9,381)	8,395	2,342
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	80,379	52,679	10,952	22,883	13,466
	Employee benefit liability, net	177	501	434	(817)	2,030	111
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	3,264	(4,717)	911	(2,375)	(1,206)
	Interest paid, net	184,963	135,537	161,828	51,427	65,717	41,367
	Changes in operating assets and liabilities:
	Investment in real estate inventories	(5,637)	(4,917)	(248,132)	(817)	(329)	(63,429)
	Payments on account of real estate inventories	(8,852)	(6,367)	(11,692)	(2,693)	-	(2,989)
	Decrease (increase) in trade receivables and other accounts	104,743	(397,789)	(360,842)	(261,759)	(200,032)	(92,240)
	Increase in advances from purchasers of apartments	102,603	98,309	69,910	2,903	-	17,871
	Increase (decrease) in trade payables and other accounts payable	(10,198)	417,545	353,882	218,656	203,359	90,461
	Decrease (increase) in inventories	3,706	(2,167)	(26,971)	2,521	(17,660)	(6,894)

		576,664	385,287	101,291	66,459	156,192	25,891

31

(Concluded - 3)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the nine
	Year ended	Nine months		Three months		months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	896	901	-	-	-	-
Purchase of property and equipment on credit	10,769	11,588	20,375	11,588	20,375	5,208
Advances from customers deposited in restricted use deposit	-	465	-	465	-	-
Issue of shares against acquisition of shares in subsidiary	154,433	154,433	-	154,433	-	-

32

 ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NET LIABILITIES

(UNAUDITED)

				Convenience
				translation
	December 31,	September 30,		September 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
	Alon Holdings *
Cash and cash equivalence	1,909	2,576	1,811	463
Investment in securities	64,657	63,082	67,198	17,177
Total assets	66,566	65,658	69,009	17,640
Short term and Long-term debt:
Short term loans from banks and others	195,764	145,526	336,336	85,976
Long term loans from banks	171,555	189,073	175,213	44,789
Debentures	232,341	240,456	172,564	44,111
Total long-term debt	599,660	575,055	684,113	174,876
Equity:
Equity attributable to equity holders of the company:	1,183,054	1,320,399	1,201,555	307,146

Total debt, net	(533,094)	(509,397)	(615,104)	(157,236)

*   Net of grant of loans or loans received from subsidiaries

33

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the nine
	Year ended	Nine months		Three months		months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands

Net income (loss) for the period	83,713	149,786	38,625	40,283	(12,591)	9,874
Taxes on income	46,588	12,135	9,797	(34,670)	1,273	2,504
Share in gains of associates	(5,746)	(6,153)	(8,669)	(4,836)	(3,865)	(2,216)
Finance expenses, net	176,002	134,969	215,209	79,018	76,262	55,013
Other losses (gains), net	18,219	7,115	(14,211)	831	3,439	(3,633)
Changes in fair value of investment property	(41,913)	(28,132)	(83,368)	(8,687)	966	(21,311)
Depreciation and amortization	273,746	203,588	215,037	67,717	76,675	54,968
Share based payment	3,270	2,688	1,322	810	595	338
EBITDA	553,879	475,996	373,742	140,466	142,754	95,537

34

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets, Commercial and Fueling sites, Non-food Retail and Wholesale and Real Estate.

The Company's four operating segments consist of the following:

(1)	Commercial and Fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2012, Mega Retail operated 214 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of September 30, 2012, the Company operated 238 non-food retail outlets, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

35

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Three months ended September 30, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,493,893	1,685,006	124,408	7,649	1,871	-	3,312,827
Inter segment sales	12,447	-	8,832	-	-	(21,279)	-
Gross profit (loss)	240,862	465,282	45,335	7,649	(4,044)	(1,069)	754,015
Depreciation and amortization	24,337	45,331	2,903	-	-	4,104	76,675
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	55,664	39,619	(3,669)	2,847	(9,517)	(12,833)	72,111
Segment profit	55,463	41,688	(6,502)	1,881	(9,517)	(15,307)	67,706
Unallocated corporate expenses							(6,627)
Financial expenses, net							(76,262)
Share in gains of associates, net							3,865
Income before taxes on income							(11,318)

	Three months ended September 30, 2011
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,425,661	1,673,149	121,545	7,227	-	-	3,227,582
Inter segment sales	9,248	-	7,514	-	-	(16,762)	-
Gross profit	230,601	467,714	39,321	7,227	-	-	744,863
Depreciation and amortization	23,454	40,233	2,528	-	-	1,501	67,716
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	55,168	33,942	(5,516)	4,084	(2,399)	(7,415)	77,864
Segment profit	55,205	34,023	(6,466)	12,772	(2,399)	(7,415)	85,720
Unallocated corporate expenses							(5,925)
Financial expenses, net							(79,018)
Share in gains of associates, net							4,836
Income before taxes on income							5,613

36

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Nine months ended September 30, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	4,500,001	4,964,534	334,962	24,690	2,253	-	9,826,440
Inter segment sales	29,682	-	26,049	-	-	(55,731)	-
Gross profit (loss)	680,500	1,347,675	129,703	24,690	(8,071)	(1,069)	2,173,428
Depreciation and amortization	71,807	127,538	8,330	-	-	7,362	215,037
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	143,409	89,233	(5,977)	3,240	(20,236)	(33,036)	176,633
Segment profit	143,431	90,011	(9,714)	106,230	(20,236)	(35,510)	274,212
Unallocated corporate expenses							(19,250)
Financial expenses, net							(215,209)
Share in gains of associates, net							8,669
Income before taxes on income							48,422

	Nine months ended September 30, 2011
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	4,002,158	5,076,148	342,919	21,940	-	-	9,443,165
Inter segment sales	23,856	-	27,881	-	-	(51,737)	-
Gross profit	671,988	1,406,146	126,260	21,940	-	-	2,226,334
Depreciation and amortization	69,272	120,414	9,399	-	-	4,503	203,588
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	156,141	151,543	(7,138)	10,388	(3,535)	(20,098)	287,301
Segment profit	156,113	150,310	(12,993)	38,520	(3,535)	(20,098)	308,317
Unallocated corporate expenses							(17,580)
Financial expenses, net							(134,969)
Share in gains of associates, net							6,153
Income before taxes on income							161,921

37

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Year ended December 31, 2011
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	5,301,865	6,723,845	425,853	31,021	-	-	12,482,584
Inter segment sales	36,087	-	31,810	-	-	(67,897)	-
Gross profit	876,040	1,850,764	157,883	31,021	-	-	2,915,708
Depreciation and amortization	96,130	159,601	12,011	-	-	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(34,915)	15,395	(5,698)	(26,235)	299,574
Segment profit	173,578	169,697	(45,382)	57,307	(5,698)	(26,235)	323,267
Unallocated corporate expenses							(22,710)
Financial expenses, net							(176,002)
Share in gains of associates, net							5,746
Income before taxes on income							130,301

	Nine months ended September 30, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment sales	1,150,307	1,269,053	85,624	6,311	576	-	2,511,871
Inter segment sales	7,588	-	6,659	-	-	(14,247)	-
Gross profit (loss)	173,952	344,498	33,155	6,311	(2,063)	(273)	555,580
Depreciation and amortization	18,356	32,602	2,129	-	-	1,881	54,968
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	36,659	22,810	(1,528)	828	(5,173)	(8,445)	45,151
Segment profit	36,664	23,009	(2,483)	27,155	(5,173)	(9,077)	70,095
Unallocated corporate expenses							(4,920)
Financial expenses, net							(55,013)
Share in gains of associates, net							2,216
Income before taxes on income							12,378

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

November 27, 2012	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary